                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  ---------------------------------------------

                                    FORM 11-K

                  ---------------------------------------------

================================================================================
[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

COMMISSION FILE NUMBER 1-15157

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045

================================================================================

                Pactiv Hourly 401(k) Savings and Investment Plan

                            Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 2003

                                    CONTENTS

Report of Independent  Registered Public Accounting Firm ..............      1

Financial Statements

Statements of Assets Available for Benefits ...........................      2
Statements of Changes in Assets Available for Benefits ................      3
Notes to Financial Statements .........................................      4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ........      7

             Report of Independent Registered Public Accounting Firm

To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of assets available for benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
May 20, 2004
Chicago, Illinois

                Pactiv Hourly 401(k) Savings and Investment Plan

                  Statements of Assets Available for Benefits

                                                   DECEMBER 31,
                                              2003              2002
                                          -----------       -----------
ASSETS
Investments, at fair value:
  Common stock                            $28,570,549       $24,150,591
  Registered investment companies          35,886,511        24,959,425
  Money market funds                       13,517,930        12,946,338
  Participant loans                         5,670,893         4,930,322
                                          -----------       -----------
Total investments                          83,645,883        66,986,676
Receivables:
  Employer contribution                        61,613            59,645
  Net receivable for pending trades             4,545            11,551
                                          -----------       -----------
Total receivables                              66,158            71,196
                                          -----------       -----------
Assets available for benefits             $83,712,041       $67,057,872
                                          ===========       ===========

See notes to financial statements.

                Pactiv Hourly 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available for Benefits

                                                                          YEAR ENDED DECEMBER 31,
                                                                          2003               2002
                                                                       -----------        -----------
ADDITIONS
Dividends and interest income                                          $   792,322        $   928,257
Net realized and unrealized appreciation (depreciation) in fair value of investments:
    Common stock                                                         2,630,483          4,286,321
    Registered investment companies                                      8,082,115         (7,748,047)
                                                                       -----------        -----------
Total net realized and unrealized appreciation (depreciation) in
  fair value of investments                                             10,712,598         (3,461,726)
Contributions:
  Participant                                                            5,943,058          6,198,474
  Employer                                                               3,193,115          3,367,058
  Rollover                                                                  67,546            154,317
                                                                       -----------        -----------
Total contributions                                                      9,203,719          9,719,849
                                                                       -----------        -----------
Total additions                                                         20,708,639          7,186,380

DEDUCTIONS
Benefit payments                                                         3,984,010          4,354,385
Administrative expenses                                                     70,460             36,386
                                                                       -----------        -----------
Total deductions                                                         4,054,470          4,390,771
                                                                       -----------        -----------
Net increase                                                            16,654,169          2,795,609
Assets available for benefits, beginning of year                        67,057,872         64,262,263
                                                                       -----------        -----------
Assets available for benefits, end of year                             $83,712,041        $67,057,872
                                                                       ===========        ===========

See notes to financial statements.

                Pactiv Hourly 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2003 and 2002

1. DESCRIPTION OF PLAN

The following description of the Pactiv Hourly 401(k) Savings and Investment Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to enter the Plan on the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company matching contribution after completing one year of service (or eligible as specified in a covered group's special appendix to the Plan).

Participants may make contributions by payroll deduction of 1% up to 16% of compensation (or such percentage of compensation as may be specified in a covered group's special appendix to the Plan), as defined in the Plan, with such contributions limited to $12,000 in 2003 and $11,000 in 2002. The Company makes matching contributions of up to the first 3% of participants' contributions (or such percentage as may be specified in a covered group's special appendix to the
Plan).

Company matching contributions can be made in shares of company stock or cash. In 2003 and 2002, $3,131,501 and $3,261,789, respectively of Company matching contributions were made in shares of company stock. Effective January 29, 2002, for hourly nonunion employees and April 1, 2002, for union employees, participants were permitted to sell Company common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan. Prior to these dates, matching contributions and related earnings were required to remain in the form of Pactiv Corporation common stock until participants reached age 55 or terminated employment and requested a total distribution.

Subject to the special appendix to the Plan, select covered groups are entitled to receive profit-sharing contributions. Profit-sharing contributions were $61,613 and $59,646 for 2003 and 2002, respectively.

INVESTMENT OPTIONS

Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested.

VESTING

Participants are immediately vested in their contributions and actual earnings thereon.

Vesting of Company matching and profit sharing contributions is detailed in each covered group's special appendix to the Plan.

Upon attainment of age 65 or termination of employment due to death or total disability, participants become 100% vested in their entire accounts. Forfeited nonvested account balances are used to reduce future Company matching contributions or administrative expenses.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution.

Unless otherwise provided for in the covered group's special appendix to the Plan, a participant may make an in-service withdrawal as described in this paragraph. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59-1/2, the amount of such withdrawal is limited to the vested portion of the participant's matching contributions account. A participant who has attained age 59-1/2 may elect to make an in-service withdrawal of all or a portion of his vested account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover contributions account.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous three months may obtain a loan with a term not to exceed 4-1/2 years. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. Interest on loans is charged at the prevailing prime rate as published in The Wall Street Journal. Principal and interest are paid through payroll deductions.

PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the Company's contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the balance in his account.

EXPENSES

Substantially all Plan administrative expenses are paid for by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.

INVESTMENT VALUATION

Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

3.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4. INVESTMENTS

Investments that represented 5% or more of the fair value of the Plan's net assets were as follows:

                                                     2003             2002
                                                 -----------       -----------
Pactiv Corporation Common Stock*                 $28,343,517       $23,993,514
Fidelity Growth Company Fund                      18,072,469        11,826,965
Fidelity Asset Manager Fund                        4,985,971         4,058,893
Fidelity Retirement Money Market Portfolio        13,517,930        12,946,338
Spartan U.S. Equity Index Fund                     5,712,424         4,111,455

----------
*Included nonparticipant-directed investments through April 1, 2002.

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Significant components of the change in net assets relating to nonparticipant-directed investments are shown below.

                                                     JANUARY 1, 2002
                                                  THROUGH APRIL 1, 2002
                                                  ---------------------
Net realized and unrealized appreciation
     in fair value of common stock                     $ 1,621,881
Company contributions                                      787,289
Benefit payments                                          (220,548)


Effective January 29, 2002, for hourly nonunion participants and April 1, 2002, for union participants, the Pactiv common stock fund became fully participant directed.

6. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.

7. PARTY-IN-INTEREST

The Plan invests in shares of Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

8.  SUBSEQUENT EVENT

Effective January 1, 2004, participants may elect to defer up to 25% of compensation, as defined by the Plan.

                Pactiv Hourly 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2003

                                                                NO. OF SHARES OR        CURRENT
IDENTITY OF ISSUER               DESCRIPTION OF ASSET                   UNITS            VALUE
------------------               --------------------           ----------------      -----------
Fidelity Management
  Trust Company          PIMCO Total Return Fund                        233,597       $ 2,501,822
                         Morgan Stanley Institutional Fund -
                            Small Company Growth Portfolio               28,732           299,964
                         Davis New York Venture Fund                     17,445           480,085
                         Pactiv Corporation common stock*             1,185,898        28,343,517
                         Tenneco Automotive common stock                 42,185           227,032
                         Fidelity Growth Company Fund*                  360,944        18,072,469
                         Fidelity Asset Manager Fund*                   316,369         4,985,971
                         Fidelity Low-Priced Stock Fund*                 37,527         1,312,693
                         Fidelity Diversified International
                           Fund*                                         99,566         2,401,529
                         Spartan Extended Market Index Fund               4,376           119,554
                         Fidelity Retirement Money Market
                            Portfolio*                               13,517,930        13,517,930
                         Spartan U.S. Equity Index Fund                 144,949         5,712,424
                         Participant loans                       Interest rates
                                                                 ranging from
                                                                 4% to 10%              5,670,893
                                                                                      -----------
                                                                                      $83,645,883
                                                                                      ===========

----------
*Indicates party-in-interest to the Plan.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                           PACTIV HOURLY 401(k)
                                           SAVINGS AND INVESTMENT PLAN

Date:  June 28, 2004                       /s/ Henry M. Wells, III
                                           -------------------------------
                                                 Henry M. Wells, III
                                               Vice President and Chief
                                              Human Resources Officer and
                                              Member of Pactiv Corporation
                                                  Benefits Committee